Item 77M - DWS Blue Chip Fund


On February 1, 2011 (the "Effective Date"), DWS
Blue Chip Fund (the "Predecessor Fund"), a series of
DWS Blue Chip Fund, a Massachusetts business trust
(Registration Nos. 033-17777 and 811-05357), was
reorganized into DWS Blue Chip Fund (the
"Acquiring Fund"), a corresponding newly created
"shell" series of DWS Investment Trust, a
Massachusetts business trust (Registration Nos. 002-
13628 and 811-00043). On the Effective Date, all of the assets and liabilities of the Predecessor Fund were transferred to the Acquiring Fund. With the exception of the differing trust of which it is a series, the Acquiring Fund is substantially similar to its corresponding Predecessor Fund.

All financial and other relevant information for the Predecessor Fund for the six-month period ended
April 30, 2011 is reported on the Form N-SAR filed by the Acquiring Fund for the same period.
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